FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

Correction to Supplement for Financial Highlights – Three months ended June 30, 2025

The registrant is furnishing this amendment to its report on Form 6-K originally furnished to the SEC on August 5, 2025 (the “Original 6-K”) to correct the following disclosure contained in Exhibit 1 to the Original 6-K, originally appearing under the caption “The 3 months ended June 30, 2025—Business Highlights—Business Segment Information—Investment Management—Results of operations.” The correction portions have been underlined. Except as below, no amendments to the Original 6-K, including the exhibits thereto, are being made hereby.

(Excerpt from Original 6-K Prior to Correction)

The breakdown of net revenue for Investment Management is as follows:

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Business revenue(1)	39.1	40.7	4.1
Investment gain/ loss(2)	8.6	9.9	15.1

Net revenue	47.7	50.6	6.1

(1)

Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

(Excerpt from 6-K as amended hereby)

The breakdown of net revenue for Investment Management is as follows:

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Business revenue(1)	39.1	40.7	4.1
Investment gain/ loss(2)	8.6	9.9	15.1

Net revenue	47.7	50.6	6.1

(1)

Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

(End of Corrections)

The registrant hereby incorporates this report on Form 6-K/A by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 2, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director